[PNM Resources logo)

April 27, 2005

Mr. Jim Allegretto
Senior Assistant Chief Accountant
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      PNM Resources, Inc.
            File No.  333-32170
            Form 10-K for the year ended December 31, 2004

Dear Mr. Allegretto:

This letter is in response to your correspondence dated April 13, 2005, regarding our response dated April 4, 2005 to comment 3 of your correspondence dated March 23, 2005.  Our response to your additional comments is as follows.

1.  We note your response to comment 3.  We are aware of our letter dated November 1, 2002.  Please note the difference between the timing of discontinuance of SFAS No. 71 requested in our November 1, 2002 comment No. 25 and comment No. 3 in our preceding letter relating to income statement classification of adoption of Statement No. 143.  We do not believe such comments requested similar information.  We also realize that the inclusion of a cost of removal component in rates, in and of itself, does not constitute a legal asset retirement obligation ("ARO").  However, the EEI October 2002 ARO whitepaper indicates that promises made by utilities in rate case proceedings or specific orders issued by regulatory bodies in rate cases should be evaluated as a potential legal obligation.  Please describe in detail how you arrived at the conclusion that you did not have a legal obligation associated with decommissioning your fossil fuel generating plants.  In this regard, help us understand how you reached the conclusion to record a cumulative income effect for amounts that were previously approved and collected in rates for decommissioning.  Furthermore, please explain if you have any legal commitment to return such amounts to ratepayers.  Lastly, please tell us whether these fossil generating assets are still included in rate base.  The EEI ARO whitepaper indicates that a regulated company may reverse previous cost of removal accruals to a regulatory liability.  We may have further comment.

SFAS No. 143, "Accounting for Asset Retirement Obligations", sets forth how companies must account for the costs of removal of long-lived assets when those assets are no longer used in a company's business, but only if a company is legally required to remove such assets.  SFAS 143 requires that companies record the fair value of the costs of removal in the period in which such obligations are incurred and capitalize that amount as part of the book value of the long-lived asset.  The EEI October 2002 ARO white paper addresses issues specific to the electric utility industry for application of SFAS No.143.

In order to determine if PNM Resources, Inc. (the "Company") had a legal obligation to remove its long-lived assets, the Company reviewed the significant cases that deal with the retirement or decommissioning costs of generating plants before the New Mexico Public Regulation Commission and its predecessors ("NMPRC").  The major case was Case No. 2567 (which implemented a companion case, No. 2530).  Case No. 2567 was resolved by stipulation.  In testimony filed in support of the stipulation, the Company's wholly owned subsidiary, Public Service Company of New Mexico ("PNM"), explained that the depreciation rates embedded in the cost of service supporting the stipulated rates included decommissioning cost estimates.  The stipulation provided that PNM would be allowed to recover all fair, just and reasonable costs arising from the decommissioning of its fossil-fuel generating plants, including demolition, waste disposal, environmental and site restoration.  Although PNM is allowed to recover any reasonable costs it incurs for these purposes, PNM did not commit that it would undertake these efforts.  In approving the stipulation, the NMPRC expressly found that its approval to include decommissioning costs in PNM's depreciation rates did not preclude the NMPRC from later determining that such costs or rates should be revised, as contemplated by NMPRC Rule 17.3.340 ("Depreciation Rule").  The NMPRC noted that the Depreciation Rule embodies a process of continuing review and revision of a utility's depreciation rates.  Thus, the assumption built into rates has been that the plants will be decommissioned.  However, as has been recognized, rates are developed based on numerous assumptions, some of which may never come to fruition.  Under applicable case law, in order for promissory estoppel to arise, there must be a promise which the promissor would reasonably expect to induce action or forbearance on the part of the promissee or third party and which in fact does so induce.  In such cases the promise is binding if it is necessary to enforce it to avoid injustice.

In this situation, PNM's testimony did not rise to a level of a promise or commitment to decommission the generating plant.  The decommissioning was an assumption used to develop a cost of service to support the reasonableness of stipulated rates.  The NMPRC, in its order supported by the Depreciation Rule, accepted the cost level assumption but specifically retained the authority to revise costs estimates and assumptions in the future.  Pursuant to the Depreciation Rule, PNM must make annual filings regarding its depreciation rates for the NMPRC to review.  Thus, there was no detrimental reliance on the part of the NMPRC.  Finally, the third necessary element of promissory estoppel, avoiding injustice, is also missing, since the NMPRC may make necessary adjustments in future ratemaking proceedings or depreciation review proceedings.

Thus, there is nothing more in PNM's situation than the inclusion of decommissioning costs in rates, which by itself is insufficient to conclude that such costs qualify as an ARO.

There is no legal commitment embodied in the rates or NMPRC orders or rules that would require refunds associated with decommissioning costs if decommissioning doesn't actually occur. The final order in Case No. 2567 requires PNM to conduct an annual review of depreciation rates, including a separate statement of proposed decommissioning costs to be included in the depreciation rates.  In addition, PNM is required to do a detailed depreciation study at least every five years, which includes revised estimates for decommissioning expenses and salvage values.  If the NMPRC does not rule otherwise, within sixty days of the filing, PNM is authorized to use the depreciation rates for the ensuing year.

As a result of these conclusions, PNM recorded the difference between amounts previously recorded for fossil fuel decommissioning and its legal obligation as part of the cumulative effect of accounting change recorded on its consolidated statement of earnings in the first quarter of 2003 associated with the adoption of SFAS No. 143.

PNM filed its five-year depreciation study with the NMPRC on June 30, 2003 (after the adoption of SFAS No. 143) requesting new depreciation rates for all of its electric plant, property and equipment.  In submitting the new study, PNM advised the NMPRC of its adoption of SFAS No. 143.  PNM told the NMPRC that, as a result, it would no longer be basing its depreciation rates on the decommissioning assumptions that had been used in prior studies.  Instead PNM developed depreciation rates based on its ARO calculation. In addition, the depreciation reserve for amounts previously recorded associated with fossil fuel decommissioning was reduced by the cumulative effect amount.   The new rates, which included the adjustment to the depreciation reserve, were approved by the NMPRC and went into effect January 1, 2004.  As a result, consistent with the purposes of the Depreciation Rule, there should not be a significant over-accrual in the depreciation reserve due to the adoption of SFAS No. 143.  Thus, there should be no refund liability.

These fossil-fuel generating assets are still in rate base.

We hope this response provides you all the information you need.  If you have further accounting questions, you may contact Tom Sategna, Corporate Controller, at (505) 241-4615, or for legal questions Pat Ortiz, General Counsel, at (505) 241-2896.

Sincerely,

/s/ John R. Loyack
John R. Loyack

Senior Vice President & Chief Financial Officer

cc:  Robert Babula, SEC Division of Corporate Finance
       Mike Rico, PNM Resources, Inc.